82-5758



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)



03022726

Freedom of Information an[...] personal information requeste[...] authority of and used for the p[...] *Act.* Questions about the colle[...] directed to the Supervisor, Fin[...] P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

x Schedule A

Schedules B and C

(Place X in appropriate category.)

SUPPL



SEC MAIL
RECEIVED
PROCESSING
JUN 1 0 2003
WASH, D.C.
188
SECTION

ISSUER DETAILS		
NAME OF ISSUER Pacific Stratus Ventures Ltd.	FOR QUARTER ENDED March 31, 2003	DATE OF REPORT YY/MM/DD 03/05/29

PROCESSED JUN 24 2003 THOMSON FINANCIAL

ISSUER'S ADDRESS				
615 – 1030 West Georgia Street				
CITY Vancouver	PROVINCE B.C.	POSTAL CODE V6E 2Y3	ISSUER FAX NO. (604) 689-1289	ISSUER TELEPHONE NO. (604) 689-2646
CONTACT PERSON Harry Chew		CONTACT'S POSITION President		CONTACT TELEPHONE NO. (604) 689-2646
CONTACT EMAIL ADDRESS N/A		WEB SITE ADDRESS N/A		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Harry Chew"	Harry Chew	03/05/29
"Sonny Chew"	Sonny Chew	03/05/29

(Electronic signatures should be entered in "quotations".)

dlw 6/19

Financial Statements of

PACIFIC STRATUS VENTURES LTD.

(Unaudited – Prepared by Management)

Quarter ended March 31, 2003

Schedule "A"

PACIFIC STRATUS VENTURES LTD.

Balance Sheets
March 31, 2003

		March 31, 2003 (unaudited)		December 31, 2002 (audited)
Assets				
Capital assets, net of accumulated depreciation of $8,180 (2002 - $7,860)		4,016		4,337
	$	4,016	$	4,337
Liabilities and Shareholders' Equity				
Current liabilities:				
Excess of cheques written over funds in deposit	$	3,166	$	3,131
Accounts payable and accrued liabilities		52,483		40,347
Due to companies under common control		79,982		58,702
Notes payable		17,390		17,390
Loans payable		17,560		17,560
		170,581		137,130
Shareholders' equity:				
Capital stock		5,784,609		5,784,609
Contributed surplus		942,331		942,331
Deficit		(6,893,505)		(6,859,733)
		(166,565)		(132,793)
	$	4,016	$	4,337

On behalf of the Board:

"Harry Chew" Director

"Sonny Chew" Director

See accompanying notes to financial statements

PACIFIC STRATUS VENTURES LTD.

Statements of Operations and Deficit
Three months ended March 31, 2003
(Unaudited – prepared by management)

	Three Months ended March 31, 2003	2002
Expenses:		
Amortization	$ 321	$ 436
Entertainment and promotion	-	158
Interest and financing charges	1	(20,553)
Management fees	8,025	8,025
Office and general	13,226	14,007
Professional fees	8,728	15,642
Regulatory fees, transfer agent and shareholder information	3,471	3,177
Travel and accommodation	-	182
	33,772	21,074
Net loss for the period	$ (33,772)	$ (21,074)

See accompanying notes to financial statements

PACIFIC STRATUS VENTURES LTD.

Statements of Deficit
March 31, 2003
(Unaudited – prepared by management)

	Three months ended March 31, 2003	Year ended December 31, 2002
Deficit, beginning of period	$ 6,859,733	$ 6,691,169
Net Loss for the period	33,772	168,564
Deficit, end of period	$ 6,893,505	$ 6,859,733
Loss per share	$ 0.00	$ 0.01

See accompanying notes to financial statements

PACIFIC STRATUS VENTURES LTD.

Statements of Cash Flows
Three months ended March 31, 2003
(Unaudited – prepared by management)

	Three Months ended March 31, 2003	2002
OPERATING ACTIVITIES		
Net loss for the period	$ (33,772)	$ (21,074)
Items not involving cash:		
Amortization	321	436
Interest recovery	-	(20,553)
Cash provided (used) by net changes in non-cash working capital items:		
Accounts payable and accrued liabilities	12,136	(50,497)
	(21,315)	(91,688)
FINANCING ACTIVITIES		
Excess of cheques written over fund in deposit	35	2,632
Advances to companies under common control	21,280	(276,736)
Notes payable	-	(217,198)
Loan payable	-	(418,424)
Share subscription receivable	-	56,000
Shares issued pursuant to debt settlements	-	937,000
	21,315	83,274
Increase (decrease) in cash	-	(8,414)
Cash, beginning of period	-	8,414
Cash, end of period	$ -	$ -

See accompanying notes to financial statements

1. OPERATIONS:

The Company was incorporated under the Company Act of British Columbia on January 8, 1986. The Company's previous principal business activity of cosmeceutical retail sales ceased in 1997. Since 1997, the Company has had no principal business activity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Capital Assets

Capital assets are stated at cost. Amortization is provided on a declining balance basis at a rate of 33% per annum.

(b) Use of Estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Specific issues requiring the exercise of significant judgement by management include the recoverability of notes receivable.

(c) Earnings per Share

Earnings per share has been calculated using the weighted average number of common shares outstanding.

3. DUE TO COMPANIES UNDER COMMON CONTROL:

These amounts due to companies under common control are non-interest bearing and unsecured, with no fixed terms of repayment.

4. RELATED PARTY TRANSACTIONS:

(a) During the three months ended March 31, 2003, the Company accrued $8,025 for management fees to a company controlled by a director.

(b) During the three months ended March 31, 2003, the Company accrued $11,235 for rent and administrative services to a company controlled by a director.

(c) During the three months ended March 31, 2003, the Company paid $nil for accounting fees to a company controlled by a director.

5. CONTRIBUTED SURPLUS:

The contributed surplus resulted from a cancellation of escrow share during 1998.

PACIFIC STRATUS VENTURES LTD.

Notes to Financial Statements, page 2
Three months ended March 31, 2003
(Unaudited – prepared by management)

6. SHARE CAPITAL:

(a) Authorized

100,000,000 common shares without par value.

(b) Issued and Fully Paid

	Number of shares	Amount
Balance, December 31, 2000	5,972,178	4,538,686
Issued as loan bonus	456,250	119,423
Issued to directors for loan guarantees	200,000	20,000
Issued pursuant to a private placement	1,000,000	100,000
Balance, December 31, 2001	7,628,428	4,778,109
Issued pursuant to shares for debt	9,370,000	937,000
Issued pursuant to exercise of warrants	695,000	69,500
Balance, March 31, 2003	17,693,428	$ 5,784,609

PACIFIC STRATUS VENTURES LTD.

Schedule "B", page 1
Three months ended March 31, 2003
(Unaudited – prepared by management)

1.

(a) Schedule of Deferred Exploration Expenditures:

Nil

(b) General and administrative expenses for the current fiscal year-to-date:

Per attached statements

(c) Related Party Transactions current fiscal year-to-date:

Expenses include the following payments (inclusive of GST) to companies affiliated with certain directors and officers:

	2003	2002
Rent, office, accounting and administration expenses	$ 11,235	$ 13,375
Management services	8,025	8,025
	$ 19,260	$ 21,400

2.

(a) Securities issued during quarter ended March 31, 2003:

Date	Type	Number	Price	Amount	Consideration

Nil

(b) Options granted during quarter ended March 31, 2003:

Date	Optionee	Number	Exercise Price	Expiry Date

Nil

3.

(a) Authorized and issued share capital as at March 31, 2003:

100,000,000 common shares, no par value

A total of 17,693,428 common shares have been issued for a total of **$5,784,609**.

PACIFIC STRATUS VENTURES LTD.

Schedule "B", page 2
Three months ended March 31, 2003
(Unaudited – prepared by management)

3.

(b) Options, warrants and convertible securities outstanding as at March 31, 2003:

(i) Share purchase warrants:

Number of Warrants	Exercise Price	Expiry Date
305,000	$0.10	December 27, 2003
85,000	$0.45/$0.65	May 29, 2003

(ii) Incentive Stock options:

Number of Options	Exercise Price	Expiry Date
Nil		

(iii) Convertible Securities:

$ Amount of Convertible Securities	Conversion Price	Number of Shares If Converted	Number of Wts. If Converted	Expiry Date
Nil				

(c) Shares in escrow or subject to pooling as at March 31, 2003:

As at March 31, 2003 the Company had no shares in escrow or subject to pooling.

(d) List of directors and officers as at March 31, 2003:

Harry Chew	Director & President
David J.L. Williams	Director
Sonny Chew	Director
Winnie Chew	Secretary

PACIFIC STRATUS VENTURES LTD.

Schedule "C"
Three months ended March 31, 2003
(Unaudited – prepared by management)

Description of Business:

The trading of the Company's common shares on the TSX Venture Exchange is regulated by the policies of the exchange that include various numerical maintenance thresholds regarding assets, funds expended on operations, and minimum working capital. The Company has been designated as inactive by the TSX Venture Exchange and failed to submit a reactivation plan to meet Tier 2 maintenance requirements by 9/30/2002. Accordingly, the Company's common shares were suspended from trading effective 10/3/2002 for the failure to maintain Tier Maintenance Requirements in accordance with Policy 2.5 and being designated an Inactive Issuer for a period greater than 18-months. The Company was incorporated under the Company Act of British Columbia on January 8, 1986. The Company is responsible for its own investor relation's activities and has not retained a third party to handle this activity. The Company is currently evaluating alternative projects along with financings in order to meet minimum tier maintenance and to have the shares reinstated for trading.

Discussion of Operations and Financial Condition:

For the quarter ended March 31, 2003, the Company recorded a net loss of $33,772 compared with a net loss of $21,074 for the same period last year, an increase of $12,698. The increase in loss was primarily due to a reduction in interest recovery that the Company had recorded in the same period in the prior year. The Company had a working capital deficiency of $170,581 for the three months ended March 31, 2003 as compared with working capital deficiency of $137,130 for the year ended December 31, 2002.

Management of the Company is continuing its due diligence on various projects both in the resource and non-resources sectors. Shareholders will be kept abreast of any new developments in this area.

Subsequent Events:

Subsequent to the quarter end, the Company received notice from the TSX Venture Exchange that the Company's listing would be transferred to a new Inactive Board. Effective the opening of trading August 18, 2003, the Company will have its listing transferred from the TSX Venture Exchange to a newly created board (the "inactive board"). The name of the new inactive board will be announced prior to its launch.